UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38430

Meta Data Limited

Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street

Sha Tin New Territories

Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Exhibits.

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of Meta Data Limited to be held on December 7, 2023 (the “2023 EGM”)
99.2	Form of Proxy for the 2023 EGM
99.3	Depositary’s Notice of 2023 EGM
99.4	Voting Instructions of American Depositary Shares for the 2023 EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Xiaoming Li
Name:	Xiaoming Li
Title :	Chairman of the Board of Directors and Chief Executive Officer

Date: November 14, 2023

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